Exhibit 12.1
Wheeling-Pittsburgh Corporation
Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Reorganized Company				Predecessor Company
				Five	Seven
	Year	Year	Year	Months	Months	Year
	Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,	July 31,	December 31,
	2006	2005	2004	2003	2003	2002
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for minority interests or income from equity investees	$(578)	$(43,891)	$81,033	$(41,727)	$320,246	$(61,438)
Fixed charges	34,699	28,204	27,360	11,765	11,947	21,069
Amortization of capitalized interest	6,477	6,362	6,288	2,706	3,790	7,349
Distributed income of equity investees	11,058	5,294	2,793	—	2,728	1,765
Capitalized interest	(4,583)	(2,946)	(4,050)	(243)	(838)	(1,774)
Minority interest in loss of consolidated subsidiary	202	583	—	—	—	—

Total	$47,275	$(6,394)	$113,424	$(27,499)	$337,873	$(33,029)

Fixed charges:
Interest expense, including amortization of
debt issuance costs	$26,749	$21,834	$19,778	$10,215	$9,185	$15,987
Capitalized interest	4,583	2,946	4,050	243	838	1,774
Portion of rental expense which represents an interest factor @ 1/3	3,367	3,424	3,532	1,307	1,924	3,308

Total	$34,699	$28,204	$27,360	$11,765	$11,947	$21,069

Ratio of earnings to fixed charges	1.36	NM	4.15	NM	28.28	NM